Exhibit (h)(3)(ii)

Appendix A
MAXIMUM OPERATING EXPENSE LIMIT SCHEDULE

FUND	OPERATING EXPENSE LIMIT
Aspiration Redwood Fund	0.95%

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to the Agreement to be duly executed by their duly authorized officers as of April 1, 2023.

Aspiration Funds, On behalf of the Aspiration Redwood Fund	Aspiration Fund Adviser, LLC
By: /s/ Charles W. Daggs	By: /s/ Olivia Albrecht Pierter
Name: Charles W. Daggs	Name: Olivia Albrecht
Title:	Title: CEO